B2GOLD CORP.
Consolidated Financial Statements
December 31, 2016 and 2015

March 15, 2017

Independent Auditor’s Report

To the Shareholders of B2Gold Corp.

We have completed integrated audits of B2Gold Corp.’s December 31, 2016 and December 31, 2015 consolidated financial statements and its internal control over financial reporting as at December 31, 2016. Our opinions, based on our audits are presented below.

Report on the consolidated financial statements
We have audited the accompanying consolidated financial statements of B2Gold Corp., which comprise the consolidated balance sheets as at December 31, 2016 and December 31, 2015 and the consolidated statements of operations, comprehensive income, cash flows and changes in equity for the years then ended, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Place, 250 Howe Street, Suite 1400, Vancouver, British Columbia, Canada V6C 3S7
T: +1 604 806 7000, F: +1 604 806 7806, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of B2Gold Corp. as at December 31, 2016 and December 31, 2015 and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on internal control over financial reporting
We have also audited B2Gold Corp.’s internal control over financial reporting as at December 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s responsibility for internal control over financial reporting
Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in Management’s annual report on internal control over financial reporting.

Auditor’s responsibility
Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on the company’s internal control over financial reporting.

Definition of internal control over financial reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

2

Inherent limitations
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion
In our opinion, B2Gold Corp. maintained, in all material respects, effective internal control over financial reporting as at December 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

signed “PricewaterhouseCoopers LLP”

Chartered Professional Accountants

3

B2GOLD CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31
(Expressed in thousands of United States dollars, except shares and per share amounts)

	2016	2015

Gold revenue	$683,293	$553,656

Cost of sales

Production costs (Note 20)	(275,400)	(299,317)
Depreciation and depletion	(172,324)	(144,294)
Royalties and production taxes	(25,493)	(23,016)

Total cost of sales	(473,217)	(466,627)

Gross profit	210,076	87,029

General and administrative	(40,918)	(36,392)
Share-based payments (Note 12)	(13,651)	(15,215)
Gain (loss) on sale of mineral properties (Note 8)	(9,886)	2,192
Write-down of mineral property interests (Note 8)	(5,068)	(16,095)
Foreign exchange losses	(2,737)	(3,169)
Provision for non-recoverable input taxes	(2,767)	(660)
Impairment of long-lived assets (Note 8)	-	(107,984)
Other	(8,791)	(4,479)

Operating income (loss)	126,258	(94,773)

Unrealized (loss) gain on fair value of convertible notes (Note 10)	(46,742)	6,903
Community relations	(5,051)	(4,687)
Interest and financing expense	(10,184)	(16,104)
Realized loss on derivative instruments (Note 15)	(13,962)	(5,367)
Unrealized gain (loss) on derivative instruments (Note 15)	22,697	(23,487)
Write-down of long-term investments (Note 7)	(2,856)	(6,752)
Other	(1,630)	823

Income (loss) before taxes	68,530	(143,444)

Current income tax, withholding and other taxes (Note 17)	(25,064)	(9,171)
Deferred income tax (expense) recovery (Note 17)	(4,866)	7,502

Net income (loss) for the year	$38,600	$(145,113)

Attributable to:
Shareholders of the Company	$39,131	$(149,946)
Non-controlling interests	(531)	4,833

Net income (loss) for the year	$38,600	$(145,113)

Earnings (loss) per share (attributable to shareholders of the Company)(Note 12)
Basic	$0.04	$(0.16)
Diluted	$0.04	$(0.16)

Weighted average number of common shares outstanding (in thousands)(Note 12)
Basic	941,737	922,114
Diluted	955,145	922,114

See accompanying notes to consolidated financial statements.

B2GOLD CORP.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31
(Expressed in thousands of United States dollars)

	2016	2015

Net income (loss) for the year	$38,600	$(145,113)

Other comprehensive income (loss)

Items that may be reclassified subsequently to net income:
- Cumulative translation adjustment	-	(23,208)
- Unrealized gain (loss) on investments, net of deferred tax expense (Note 7)	819	(1,493)

Other comprehensive income (loss) for the year	819	(24,701)

Total comprehensive income (loss) for the year	$39,419	$(169,814)

Other comprehensive income (loss) attributable to:
Shareholders of the Company	$819	$(23,962)
Non-controlling interests	-	(739)

	$819	$(24,701)
Total comprehensive income (loss) attributable to:
Shareholders of the Company	$39,950	$(173,908)
Non-controlling interests	(531)	4,094

	$39,419	$(169,814)

See accompanying notes to consolidated financial statements.

B2GOLD CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31
(Expressed in thousands of United States dollars)

	2016	2015

Operating activities
Net income (loss) for the year	$38,600	$(145,113)
Mine restoration provisions settled (Note 11)	(153)	(414)
Non-cash charges (Note 18)	245,434	313,100
Changes in non-cash working capital (Note 18)	(4,336)	14,252
Proceeds from prepaid sales (Note 13)	120,000	-
Changes in long-term value added tax receivables	12,266	(6,423)

Cash provided by operating activities	411,811	175,402

Financing activities
Credit facility, drawdowns net of transaction costs (Note 10)	100,000	243,661
Repayment of credit facility (Note 10)	(125,000)	(150,000)
Otjikoto equipment loan facility, drawdowns net of transaction costs (Note 10)	11,043	3,883
Repayment of Otjikoto equipment loan facility (Note 10)	(8,360)	(6,865)
Repayment of Nicaraguan equipment loans (Note 10)	(1,783)	(1,531)
Common shares issued for cash on exercise of stock options (Note 12)	39,758	563
Common shares issued under At-The-Market offering, net of issuance costs (Note 12)	44,467	-
Interest and commitment fees paid	(18,336)	(14,584)
Restricted cash movement	(1,319)	263

Cash provided by financing activities	40,470	75,390

Investing activities
Expenditures on mining interests:
Otjikoto Mine, development and sustaining capital	(39,241)	(34,780)
Masbate Mine, development and sustaining capital	(31,892)	(37,691)
Libertad Mine, development and sustaining capital	(18,543)	(20,503)
Limon Mine, development and sustaining capital	(7,749)	(18,846)
Fekola Project, development	(241,739)	(91,439)
Fekola Project, pre-construction	-	(37,926)
Gramalote, prefeasibility and exploration	(11,784)	(10,638)
Other exploration and development (Note 18)	(37,036)	(33,997)
Purchase of non-controlling interest (Note 8)	(6,000)	(6,138)
Acquisition of rights (Note 8)	-	(4,000)
Other	2,137	1,041

Cash used by investing activities	(391,847)	(294,917)

Increase (decrease) in cash and cash equivalents	60,434	(44,125)

Effect of exchange rate changes on cash and cash equivalents	(906)	(3,296)

Cash and cash equivalents, beginning of year	85,143	132,564

Cash and cash equivalents, end of year	$144,671	$85,143

Supplementary cash flow information (Note 18)

See accompanying notes to consolidated financial statements.

B2GOLD CORP.
CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States dollars)

	As at	As at
	December 31,	December 31,
	2016	2015

Assets
Current
Cash and cash equivalents	$144,671	$85,143
Accounts receivable, prepaids and other	10,723	11,532
Value-added and other tax receivables	16,984	20,597
Inventories (Note 6)	104,691	86,324
	277,069	203,596
Long-term investments (Note 7)	10,028	10,163
Value-added tax receivables	18,024	24,804
Mining interests (Note 8 and Note 23 – Schedules)
- Owned by subsidiaries	1,950,356	1,723,366
- Investments in joint ventures	53,724	42,394
Other assets (Note 9)	26,934	20,059
	$2,336,135	$2,024,382
Liabilities
Current
Accounts payable and accrued liabilities	$81,722	$58,744
Current taxes payable	13,180	10,686
Current portion of long-term debt (Note 10)	13,935	11,726
Current portion of derivative instruments at fair value (Note 15)	3,466	10,618
Current portion of mine restoration provisions (Note 11)	-	483
Current portion of prepaid sales (Note 13)	57,450	-
Other current liabilities (Note 8)	6,288	6,663
	176,041	98,920
Derivative instruments at fair value (Note 15)	6,439	18,968
Long-term debt (Note 10)	472,845	451,466
Prepaid sales (Note 13)	62,550	-
Mine restoration provisions (Note 11)	81,162	63,539
Deferred income taxes (Note 17)	74,072	68,939
Employee benefits obligation	7,860	6,814
Other long-term liabilities (Note 8)	602	3,197
	881,571	711,843
Equity
Shareholders’ equity
Share capital (Note 12)
Issued: 964,892,433 common shares (Dec 31, 2015 – 927,073,436)	2,151,993	2,036,778
Contributed surplus	56,191	70,051
Accumulated other comprehensive loss	(95,435)	(96,254)
Deficit	(667,760)	(706,891)
	1,444,989	1,303,684
Non-controlling interests	9,575	8,855
	1,454,564	1,312,539
	$2,336,135	$2,024,382
Commitments (Note 22)

Approved by the Board	“Clive T. Johnson”	Director	“Robert J. Gayton”	Director

See accompanying notes to consolidated financial statements.

B2GOLD CORP.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31
(Expressed in thousands of United States dollars)

		2016

	Shares (‘000’s)	Share capital	Contributed surplus	Accumulated other comprehensive loss		Deficit	Non- controlling interests	Total equity

Balance at December 31, 2015	927,073	$2,036,778	$70,051	$(96,254	) $	(706,891)	$8,855	$1,312,539
Net income (loss) for the year	-	-	-	-		39,131	(531)	38,600
Unrealized gain on investments, net of deferred tax expense (Note 7)	-	-	-	819		-	-	819
Shares issued under At-The- Market offering (Note 12)	14,847	44,204	-	-		-	-	44,204
Shares issued on exercise of Stock options (Note 12)	19,458	39,758	-	-		-	-	39,758
Shares pending issuance on exercise of stock options	365	843	-	-		-	-	843
Shares issued on vesting of RSUs (Note 12)	2,533	4,984	(4,984)	-		-		-
Shares issued for mineral interests	616	1,716	-	-		-	-	1,716
Shares issued from incentive trust (Note 12)	-	16	-	-		-	-	16
Share based payments (Note 12)	-		14,818	-		-	-	14,818
Non-controlling interest related to Kronk Resources Inc. (Note 7)	-	-	-	-		-	1,251	1,251
Transfer to share capital on exercise of stock options and incentive plan shares	-	23,694	(23,694)	-		-	-	-

Balance at December 31, 2016	964,892	2,151,993	56,191	(95,435)		(667,760)	9,575	1,454,564

		2015

	Shares (‘000’s)	Share capital	Contributed surplus	Accumulated other comprehensive loss	Retained earnings (deficit)	Non- controlling interests	Total equity

Balance at December 31, 2014	917,652	$2,018,468	$59,789	$(71,553)	$(536,617)	$55,253	$1,525,340
Net income (loss) for the year	-	-	-	-	(149,946)	4,833	(145,113)
Acquisition of non-controlling interest (Note 7)	3,111	6,000	-	-	(12,328)	(45,470)	(51,798)
Acquisition of rights (Note 8)	2,995	4,700	-	-	(8,000)	-	(3,300)
Funding on behalf of non- controlling interest	-	-	-	-	-	(5,022)	(5,022)
Cumulative translation adjustment	-	-	-	(23,208)	-	(739)	(23,947)
Unrealized loss on investments, net of deferred tax expense (Note 8)	-	-	-	(1,493)	-	-	(1,493)
Shares issued on exercise of stock options (Note 12)	576	564	-	-	-	-	564
Shares issued on vesting of RSUs (Note 12)	2,564	6,363	(6,363)	-	-	-	-
Shares issued for mineral interests	175	206	-	-	-	-	206
Share based payments (Note 12)	-	-	17,102	-	-	-	17,102
Transfer to share capital on exercise of stock options	-	477	(477)	-	-	-	-

Balance at December 31, 2015	927,073	2,036,778	70,051	(96,254)	(706,891)	8,855	1,312,539

See accompanying notes to consolidated financial statements.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016 and 2015
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

1	Nature of operations

B2Gold Corp. (“B2Gold” or the “Company”) is a Vancouver-based gold producer with four operating mines (one in Namibia, one in the Philippines and two in Nicaragua), a mine under construction in Mali and a portfolio of other evaluation and exploration assets in Mali, Burkina Faso, Colombia, Nicaragua and Finland.

The Company operates the Otjikoto Mine in Namibia, which commenced commercial production on February 28, 2015, the Libertad Mine and the Limon Mine in Nicaragua and the Masbate Mine in the Philippines. The Company has an effective 90% interest in the Fekola Project in Mali, which is currently under construction, an effective 81% interest in the Kiaka gold project in Burkina Faso, and a 49% joint venture interest in the Gramalote property in Colombia.

B2Gold is a public company which is listed on the Toronto Stock Exchange under the symbol “BTO”, the NYSE MKT LLC under the symbol “BTG” and the Namibian Stock Exchange under the symbol “B2G”. B2Gold’s head office is located at Suite 3100, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia, V7X 1J1.

2	Basis of preparation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), effective as of December 31, 2016. These consolidated financial statements were authorized for issue by the Board of Directors on March 14, 2017.

3	Recent accounting pronouncements

Accounting standards and amendments issued but not yet adopted

IFRS 15 – Revenue from contracts with customers

The IASB has issued IFRS 15, Revenue from Contracts with Customers, which is effective for annual periods commencing on or after January 1, 2018. This new standard establishes a new control-based revenue recognition model which could change the timing of revenue recognition. The Company is currently evaluating the effect the standard will have on its consolidated financial statements.

IFRS 9 – Financial Instruments

The final version of IFRS 9, Financial Instruments, was issued in July 2014 to replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 has two measurement categories for financial assets: amortized cost and fair value. In addition, this new standard amends some of the requirements of IFRS 7, Financial Instruments: Disclosures, including added disclosures about investments in equity instruments measured at fair value in other comprehensive income and guidance on financial liabilities and derecognition of financial instruments. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating the effect the standard will have on its consolidated financial statements.

IFRS 16 – Leases

The IASB has issued IFRS 16, Leases, which is effective for annual periods commencing on or after January 1, 2019. This new standard eliminates the classification of leases as either operating leases or finance leases and introduces a single lessee accounting model which requires the lessee to recognize assets and liabilities for all leases with a term of longer than 12 months. Early adoption is permitted provided IFRS 15 has already been adopted or is applied from the same date. The Company is currently evaluating the effect the standard will have on its consolidated financial statements.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016 and 2015
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

4	Summary of significant accounting policies

The significant accounting policies used in the preparation of these financial statements are as follows:

Principles of consolidation

The financial statements of the Company consolidate the accounts of B2Gold and its subsidiaries. All intercompany transactions, balances, and unrealized gains and losses from intercompany transactions are eliminated on consolidation.

The Company’s most significant wholly owned and partially owned subsidiaries are presented below:

		% interest

-	Philippines Gold Processing & Refining Corporation (“Masbate”)	100
-	Desarrollo Minero de Nicaragua, S.A. (“Libertad”)	100
-	Triton Minera S.A. (“Limon”)	95
-	B2Gold Namibia (Pty) Ltd. (“Otjikoto”)	90
-	Fekola SA (“Fekola”) (Note 8)	100
-	Kiaka Gold SARL (“Kiaka”)	100
-	Mocoa Ventures Ltd. (“Mocoa”)	100

Subsidiaries are entities controlled by the Company. Control exists when the Company has power over an investee, when the Company is exposed, or has rights, to variable returns from the investee and when the Company has the ability to affect those returns through its power over the investee. Subsidiaries are fully consolidated from the date on which control is obtained by B2Gold and are de-consolidated from the date that control ceases.

The Company’s Gramalote property located in Colombia operates as an incorporated joint venture with AngloGold Ashanti Limited (“AngloGold”) which is accounted for as a jointly controlled entity (“JCE”). The Company does not control, either directly or indirectly, this JCE. B2Gold accounts for its interest in this JCE using the equity method.

The Company established a trust arrangement under its Incentive Plan (Note 12) for the benefit of its directors, officers, employees and service providers. The Company consolidates this trust as it has the power to control its financial and operating policies and obtain the benefits from its activities.

During the year ended December 31, 2016, the Company determined that, in accordance with IFRS 10, it gained control of Kronk Resources Inc. (“Kronk”), a related private company incorporated in Ontario. As a result, the Company has included the results of Kronk in its consolidated results for the year ended December 31, 2016.

Business combinations

A business combination requires that the assets acquired and liabilities assumed constitute a business. A business consists of inputs and processes applied to those inputs that have the ability to create outputs. Although businesses usually have outputs, outputs are not required for an integrated set to qualify as a business as the Company considers other factors to determine whether the set of activities or assets is a business.

Business combinations are accounted for using the acquisition method whereby acquired assets and liabilities are recorded at fair value as of the date of acquisition with the excess of the purchase consideration over such fair value being recorded as goodwill. Non-controlling interest in an acquisition may be measured at either fair value or at the non-controlling interest’s proportionate share of the fair value of the acquiree’s net identifiable assets.

The excess of (i) total consideration transferred by the Company, measured at fair value, including contingent consideration, and (ii) the non-controlling interests in the acquiree’s, over the acquisition-date fair value of the net of the assets acquired and liabilities assumed, is recorded as goodwill. If the fair value attributable to the Company’s share of the identifiable net assets exceeds the cost of acquisition, the difference is recognized as a gain in the consolidated statement of operations.

Should the consideration be contingent on future events, the preliminary cost of the acquisition recorded includes management’s best estimate of the fair value of the contingent amounts expected to be payable. Provisional fair values allocated at the reporting date are finalized within one year of the acquisition date with retroactive restatement to the acquisition date as required.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016 and 2015
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Transaction costs, other than those associated with the issue of debt or equity securities, which the Company incurs in connection with a business combination, are expensed as incurred.

Goodwill

Goodwill arising on the Company’s acquisitions includes (but is not limited to): (i) the ability of the Company to capture certain synergies through management of the acquired operation within the Company; (ii) the potential to increase reserves and resources through exploration activities; and (iii) the requirement to record a deferred tax liability for the difference between the assigned fair values and the tax bases of assets acquired and liabilities assumed.

Goodwill is not amortized. The Company performs an annual impairment test for goodwill and when events or changes in circumstances indicate that the related carrying amount may not be recoverable. If the carrying amount of a cash generating unit (“CGU”) to which goodwill has been allocated exceeds the recoverable amount, an impairment loss is recognized for the amount in excess. The impairment loss is allocated first to reduce the carrying amount of goodwill allocated to the CGU to $nil and then to the other assets of the CGU based on the relative carrying amounts of those assets. Impairment losses recognized for goodwill are not reversed in subsequent periods should its value recover.

Goodwill is allocated to CGUs for the purpose of impairment testing. The allocation is made to those cash generating units or groups of CGUs that are expected to benefit from the business combination in which the goodwill arose. If the composition of one or more cash generating units to which goodwill has been allocated changes due to a reorganization, the goodwill is re-allocated to the units affected.

Investments in joint arrangements

A joint arrangement is a contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control. Joint control is the contractually agreed sharing of control such that significant operating and financial decisions require the unanimous consent of the parties sharing control.

The Company’s joint arrangements consist of jointly controlled entities (involving the establishment of a corporation) and are accounted for using the equity method. The equity method involves recording the initial investment at cost. Additional funding into an investee is recorded as an increase in the carrying value of the investment. The carrying amount is adjusted by the Company’s share of post-acquisition net income or loss, dilution gains or losses, depreciation, amortization or impairment.

Foreign currency translation

Functional and presentation currency

Items included in the financial statements of each of the group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in United States dollars, which is the group’s presentation currency. The Company’s mining operations operate primarily within an economic environment where the functional currency is the United States dollar.

Transactions and balances

Transactions denominated in foreign currencies are translated into the United States dollar as follows:

•	Monetary assets and liabilities are translated at the rates of exchange at the consolidated balance sheet date;
•	Non-monetary assets and liabilities are translated at historical exchange rates prevailing at each transaction date;
•

Revenue and expenses are translated at the exchange rate at the date of the transaction, except depreciation, depletion and amortization, which are translated at historical exchange rates, and share-based compensation expense, which is translated at the rates of exchange applicable at the date of grant of the share-based compensation; and

•

Exchange gains and losses on translation are included in earnings. When the gain or loss on certain non- monetary items, such as long-term investments classified as available-for-sale, is recognized in other comprehensive income (“OCI”), the translation differences are also recognized in OCI.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016 and 2015
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Group companies

For any subsidiaries or joint ventures whose functional currency differs from the United States dollar, foreign currency balances and transactions are translated into the United States dollar as follows:

•	Assets and liabilities are translated at the rates of exchange at the consolidated balance sheet date;
•

Revenue and expenses are translated at average exchange rates throughout the reporting period or at rates that approximate the actual exchange rates; items such as depreciation are translated at the monthly average exchange rate; and

•	Exchange gains and losses on translation are included in OCI.

The exchange gains and losses are recognized in earnings upon the substantial disposition, liquidation or closure of the entity that gave rise to such amounts.

Financial instruments

The Company recognizes financial assets and liabilities on the balance sheet when the Company becomes party to the contractual provisions of the instrument.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held with banks, and other short-term highly liquid investments with original maturities of three months or less. Cash and cash equivalents are classified as loans and receivables.

Accounts receivable, accounts payable and accrued liabilities

Accounts receivable, accounts payable and accrued liabilities are non-interest bearing and are initially measured at fair value, subsequently recorded at amortized cost which approximate fair value due to the short term to maturity. Where necessary, accounts receivable are net of allowances for uncollectable amounts. Accounts receivable are classified as loans and receivables and accounts payable and accrued liabilities are designated as financial liabilities.

Lease liabilities

Lease liabilities are interest bearing and are initially measured at the present value and subsequently recorded at amortized cost. Lease liabilities are designated as financial liabilities.

Debt

The Company recognizes all financial liabilities initially at fair value and classifies them as either fair value through profit and loss or loans and borrowings, as appropriate. Debt classified as loan and borrowings is subsequently measured at amortized cost, calculated using the effective interest rate method. Debt classified as fair value through profit and loss is measured at fair value on each financial period-end date with gains and losses flowing through the statement of operations.

Derivative instruments

Derivative instruments, including embedded derivatives, are recorded at “fair value through profit or loss” and accordingly recorded on the balance sheet date at fair value. Unrealized gains and losses on derivatives held for trading are recorded as part of other gains or losses in earnings. Fair values for derivative instruments are determined using valuation techniques, using assumptions based on market conditions existing at the balance sheet date.

Impairment of financial assets

At each reporting date, the Company assesses whether there is objective evidence that a financial asset is impaired. If such evidence exists, the Company recognizes an impairment loss. The loss is the difference between the amortized cost of the loan or receivable and the present value of the estimated future cash flows, discounted using the instrument’s original effective interest rate. The carrying amount of the asset is reduced by this amount either directly or indirectly through the use of an allowance account.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016 and 2015
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized.

Inventories

Gold and silver bullion, in-process and stockpile inventories are recorded at the lower of average cost and net realizable value. The cost of finished goods and work-in-progress comprises raw materials, direct labour, and other direct costs, as well as stripping in the production stage and related production overheads (based on normal operating capacity) including applicable depreciation on property, plant and equipment. Net realizable value is the estimated selling price less applicable selling expenses.

When inventories have been written down to net realizable value, a new assessment of net realizable value is made in each subsequent period. When the circumstances that caused the write down no longer exist, the amount of the write down is reversed.

Materials and supplies inventories are valued at the lower of average cost and net realizable value. Cost includes acquisition, freight and other directly attributable costs.

Mining interests

Mining interests include property, plant and equipment, mineral properties and mine development costs, deferred stripping, exploration and evaluation expenditures, capitalized borrowing costs and impairment.

Property, plant and equipment

Property, plant and equipment are recorded at cost. Repairs and maintenance expenditures are charged to operations; major improvements and replacements which extend the useful life of an asset are capitalized. Property, plant and equipment are amortized over the life of the mine using the units-of-production (“UOP”) method based on the recoverable ounces from the estimated proven and probable reserves and a portion of the measured and indicated resources that are reasonably expected to be converted to proven and probable reserves. Mobile equipment, tailings dam and equipment are depreciated on a straight-line basis over three to six years as appropriate, net of residual value. The Company allocates the amount initially recognized in respect of an item of property, plant and equipment to its significant parts and depreciates separately each such part. Residual values, method of amortization and useful lives of the assets are reviewed annually and adjusted if appropriate.

During the commissioning phase of a new mine, pre-production expenditures, net of incidental revenue, are capitalized to plant and equipment.

Mineral properties and mine development costs

Mineral properties and mine development costs are stated at cost less accumulated depreciation and impairment losses. When production commences, these costs are amortized using the UOP method, based on recoverable ounces from the estimated proven and probable reserves and a portion of measured and indicated resources that are reasonably expected to be converted to proven and probable reserves.

Capitalization of costs incurred ceases when the mining property is capable of commencement of mining operations in the manner intended by management. Costs incurred prior to this point, including depreciation of related plant and equipment, are capitalized and proceeds from sales during this period are offset against capitalized costs.

The Company applies judgment in its assessment of when a mine is capable of operating in the manner intended by management which takes account of the design of the mine and the nature of the initial commissioning phase of the mine.

Non-recoverable costs for projects determined not to be commercially feasible are expensed in the period in which the determination is made or when the carrying value of the project is determined to be impaired.

Deferred stripping

Stripping costs incurred during the production phase of a mine are considered production costs and are included in the cost of inventory produced during the period in which stripping costs are incurred, unless the stripping activity can be shown to be a betterment of the mineral property. Betterment occurs when stripping activity increases future output of the mine by providing access to additional reserves. Stripping costs incurred to prepare the ore body for extraction are capitalized as mine development costs and are amortized on a UOP basis over the reserves and resources to which they relate.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016 and 2015
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Exploration and Evaluation Expenditures

The Company defers the cost of acquiring, maintaining its interest, exploring and developing mineral properties as exploration and evaluation until the properties are placed in production, abandoned, sold or considered to be impaired in value. Once the technical feasibility and commercial viability of the extraction of mineral reserves or resources from a particular mineral property has been determined, exploration and evaluation expenditures are reclassified to “mineral properties and mine development costs”. If no mineable ore body is discovered, such costs are expensed in the period in which it is determined the property has no future economic value. Exploration costs that do not relate to any specific property are expensed as incurred.

The establishment of technical feasibility and commercial viability of a mineral property is assessed based on a combination of factors, such as but not limited to:

•	The extent to which mineral reserves or mineral resources have been identified through a feasibility study or similar level document;
•	The results of optimization studies and further technical evaluation carried out to mitigate project risks identified in the feasibility study;
•	The status of environmental permits; and
•	The status of mining leases or permits.

In addition, commercial viability is deemed to be achieved when the Company determines that the project will provide a satisfactory return relative to its perceived risks. Ore reserves and resources may be declared for an undeveloped mining project before its commercial viability has been fully determined. Evaluation costs may continue to be capitalized during the period between declaration of reserves and approval to mine as further work is undertaken in order to refine the development case to maximize the project’s returns.

Borrowing costs

Borrowing costs attributable to the acquisition or construction of qualifying assets that take a substantial period of time to make ready for their intended use are added to the cost of the assets, until such time as the assets are substantially complete and ready for their intended use. The amount of borrowing costs capitalized cannot exceed the actual amount of borrowing costs incurred in a period. All other borrowing costs are expensed in the period in which they are incurred.

Impairment

The carrying amounts of non-current assets are tested for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. If there are indicators of impairment, the recoverable amount of the asset is estimated in order to determine the extent of the impairment. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount and is recorded as an expense in the statement of operations.

The recoverable amount is the higher of an asset’s “fair value less costs of disposal” and “value-in-use”. Where the asset does not generate cash flows that are independent from other assets, the recoverable amount of the cash-generating unit to which the asset belongs is determined. “Fair value less costs of disposal” is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. For mining assets this would generally be determined based on the present value of the estimated future cash flows arising from the continued development, use or eventual disposal of the asset. In assessing these cash flows and discounting them to the present value, assumptions used are those that an independent market participant would consider appropriate. In assessing “value-in-use”, the estimated future cash flows expected to arise from the continuing use of the assets in their present form and from their disposal are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and risks specific to the asset.

Impairment losses are evaluated for potential reversals when events or circumstances warrant such consideration. Where an impairment loss is subsequently reversed, the amount of such reversal is limited such that, the revised carrying amount of the asset or cash-generating unit does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or cash-generating unit in the prior years. A reversal of an impairment loss is recognized into earnings immediately.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016 and 2015
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Long-term investments

Investments in entities that are not subsidiaries, joint ventures or investments in associates are designated as available-for-sale investments. These investments are measured at fair value on acquisition and at each reporting date. Any unrealized holding gains and losses related to these investments are excluded from net earnings and are included in OCI until an investment is sold and gains or losses are realized, or there is objective evidence that the investment is impaired. When there is evidence that an investment is impaired, the cumulative loss that was previously recognized in OCI is reclassified from accumulated OCI to the consolidated statement of operations.

Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at inception date. It requires consideration as to whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset.

A reassessment is made after inception of the lease only if one of the following applies:

(a)	There is a change in contractual terms, other than a renewal or extension of the arrangement;
(b)	A renewal option is exercised or extension granted, unless the term of the renewal or extension was initially included in the lease term;
(c)	There is a change in the determination of whether fulfilment is dependent on a specified asset; or
(d)	There is a substantial change to the asset.

Where a reassessment is made, lease accounting shall commence or cease from the date when the change in circumstances gave rise to the reassessment for scenarios (a), (c) or (d) and at the date of the renewal or extension period for scenario (b).

Company as a lessee

Finance leases, which transfer to the Company substantially all the risks and rewards incidental to ownership of the leased item, are capitalized at the commencement of the lease term (the date from which the lessee is entitled to exercise its right to use the leased asset) at the fair value of the leased asset or, if lower, at the present value of the minimum lease payments.

Capitalized leased assets are depreciated over the shorter of the estimated useful life of the asset and the lease term, if there is no reasonable certainty that the Company will obtain ownership by the end of the lease term.

A lease is classified as an operating lease if it does not transfer substantially all of the risks and rewards incidental to ownership.

Operating lease payments are recognized as an expense in the statement of operations on a straight line basis over the lease term.

Mine restoration provisions

Future obligations to retire an asset including site closure, dismantling, remediation and on-going treatment and monitoring are initially recognized and recorded as a liability based on estimated future cash flows discounted at a risk free rate. The measurement determination is based on estimated future cash flows, the current risk-free discount rate, and an estimated inflation factor. The value of restoration provisions is adjusted at each reporting period for changes to factors including the expected amount of cash flows required to discharge the liability, the timing of such cash flows and the risk-free interest rate. The liability is added to the carrying amount of the associated asset, and this additional carrying amount is depreciated over the life of the asset. The liability is accreted to full value over time through periodic charges to earnings. This unwinding of the discount is expensed in the statement of operations. As reclamation work is performed or liabilities are otherwise settled, the recorded amount of the liability is reduced.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016 and 2015
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Share-based payments

The cost of stock options and other equity-settled share-based payment arrangements is recorded based on the estimated fair-value at the grant date and charged to earnings over the vesting period.

The Company grants stock options to certain employees and directors. Each tranche is considered a separate award with its own vesting period and grant date fair value. The fair value of each tranche is measured at the date of grant using the Black-Scholes option pricing model. Compensation expense is recognized over the tranche’s vesting period by a charge to earnings, with a corresponding increase to contributed surplus based on the number of awards expected to vest. The number of awards expected to vest is reviewed at least annually, with any impact being recognized immediately.

Current and deferred income taxes

Income tax comprises current and deferred tax. Income tax is recognized in the statement of operations except to the extent that it relates to items recognized directly in equity, in which case the income tax is also recognized directly in equity. Taxes on income in interim periods are recorded using the tax rate that would be applicable to expected annual profit.

Current tax is the expected tax payable on taxable income for the year, using tax rates enacted or substantively enacted, at the end of the reporting period.

Deferred tax is recognized in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred income tax is determined on a non-discounted basis using tax rates and laws that have been enacted or substantively enacted at the balance sheet date and are expected to apply when the deferred tax asset or liability is reversed. Deferred tax assets are recognized to the extent that it is probable that the assets can be recovered.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except, in the case of subsidiaries, where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future. As an exception, deferred tax assets and liabilities are not recognized if the temporary differences arise from the initial recognition of goodwill or an asset or liability in a transaction (other than in a business combination) that affects neither accounting profit nor taxable profit.

Deferred income tax assets and liabilities are presented as non-current.

Revenue

Gold revenue is recognized when it is probable that the economic benefits will flow to the Company, delivery has occurred, the sales price is reasonably determinable, and collectability is reasonably assured. These criteria are generally met at the time the product is delivered to the customer and, depending on the delivery conditions, title and risk have passed to the customer and acceptance of the product, when contractually required, has been obtained. Gold revenue is measured based on the price specified in the sales contract, net of discounts, at the time of sale.

Silver revenue is accounted for as a by-product and is recorded as a credit to operating costs.

Earnings per share

Basic earnings per share is calculated by dividing the net income (loss) for the year by the weighted average number of common shares outstanding during the year.

Diluted earnings per share is calculated using the treasury share method whereby all “in-the-money” options, warrants and equivalents are assumed to have been exercised at the beginning of the year and the proceeds from the exercise are assumed to have been used to purchase common shares at the average market price during the period. Diluted earnings per share excludes all dilutive potential common shares if their effect is anti-dilutive.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016 and 2015
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

5	Significant accounting judgements and estimates

The preparation of these financial statements in conformity with IFRS requires estimates and assumptions that affect the amounts reported. Those estimates and assumptions concerning the future may differ from actual results. The following are the estimates, assumptions and areas of judgment applied by management that most significantly affect the Company’s financial statements. These sources of estimation uncertainty have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Ore reserve and resource estimates

Ore reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its ore reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, metallurgical recoveries, permitting and production costs along with geological assumptions and judgments made in estimating the size, and grade of the ore body. Changes in the reserve or resource estimates may impact the carrying value of mining interests, mine restoration provisions, recognition of deferred tax assets, depreciation and amortization charges and royalties receivable.

Uncertain tax positions

The Company is periodically subject to income tax audits at its operating mine locations. At December 31, 2016, the Company had a provision totalling $4.0 million outstanding (December 31, 2015 - $4.0 million) representing its best estimate of the outcome of current assessments. The provisions made to date may be subject to change and such change may be material.

Value-added tax receivables

The Company incurs indirect taxes, including value-added tax, on purchases of goods and services at its operating mines and development projects. Indirect tax balances are recorded at their estimated recoverable amounts within current or long-term assets, net of provisions, and reflect the Company’s best estimate of their recoverability under existing tax rules in the respective jurisdictions in which they arise. Management’s assessment of recoverability considers the probable outcomes of claimed deductions and/or disputes. The provisions and balance sheet classifications made to date may be subject to change and such change may be material.

Deferred income taxes and valuation allowances

The Company is periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period that the changes occur.

Each period, the Company evaluates the likelihood of whether some portion or all of each deferred tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, market gold prices, production costs, quantities of proven and probable gold reserves, interest rates and foreign currency exchange rates.

Impairment of long-lived assets

Long-lived assets are tested for impairment, or reversal of a previous impairment, if there is an indicator of impairment or a subsequent reversal. Calculating the estimated recoverable amount of CGUs for long-lived asset requires management to make estimates and assumptions with respect to future production levels, mill recoveries, operating and capital costs in its life-of-mine plans, future metal prices, foreign exchange rates, and discount rates. Changes in any of the assumptions or estimates used in determining the recoverable amount could impact the analysis. Such changes could be material.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016 and 2015
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Exploration and evaluation expenditures

The application of the Company’s accounting policy for exploration and evaluation expenditures requires judgment in determining whether it is likely that future economic benefits are likely either from future exploitation or sale or where activities have not reached a stage which permits a reasonable assessment of the existence of reserves. The deferral policy requires management to make certain estimates and assumptions about future events or circumstances, in particular whether an economically viable mine can be established. Estimates and assumptions made may change if new information becomes available. If, after an expenditure is capitalized, information becomes available suggesting that the recovery of expenditure is unlikely, the amount capitalized is written off in the statement of operations in the period when the new information becomes available.

6	Inventories

	2016	2015
	$	$

Gold and silver bullion	21,220	14,273
In-process inventory	8,365	10,783
Ore stock-pile inventory	15,874	8,720
Materials and supplies	59,232	52,548

	104,691	86,324

Ore stock-pile inventory includes amounts for the Masbate Mine of $8.8 million (2015 - $3.4 million) and for the Otjikoto Mine of $6.6 million (2015 – $5.2 million).

7	Long-term investments

			2016				2015

	Cost	Total Impair- ment	AOCI	Fair Value	Cost	Total Impair- ment	AOCI	Fair Value
	$	$	$	$	$	$	$	$

Available-for-sale investments:
Calibre Mining Corp.	7,844	(4,330)	2,059	5,573	5,716	(4,330)	131	1,517
RTG Mining Inc.	13,400	(10,977)	-	2,423	13,400	(10,071)	-	3,329
St. Augustine Gold & Copper Ltd.	20,193	(18,163)	-	2,030	20,193	(16,108)	839	4,924
Goldstone Resources Ltd.	20	(18)	-	2	20	(17)	-	3
Kronk Resources Inc.	-	-	-	-	496	(106)	-	390

Balance, end of year	41,457	(33,488)	2,059	10,028	39,825	(30,632)	970	10,163

The Company holds available-for-sale investments in certain public companies, as disclosed in the table above. The Company, through its acquisition of CGA Mining Limited in 2013 acquired investments in the securities of St. Augustine Gold & Copper Ltd. and RTG Mining Inc.

During 2016, the Company recorded an impairment loss totalling $2.9 million (2015 - $6.8 million) in the statement of operations, as a result of a significant further decline in the fair value of its available-for-sale equity securities. At December 31, 2016, the Company recorded a $0.8 million unrealized gain net of related deferred income taxes of $0.3 million (2015 - $1.5 million unrealized loss net of related deferred income taxes of $nil) in the statement of other comprehensive income (“OCI”), as a result of a change in the fair value of its investments.

Kronk is an exploration stage company which is also a related party by virtue of having two directors who are also senior executives of the Company. During the year ended December 31, 2016, the Company determined that its relationship with Kronk met the definition of control under IFRS 10. As a result, the results of Kronk have been consolidated for the year ended December 31, 2016. Kronk has $1.2 million in cash and cash equivalents that is restricted for its own activities and not available for use by B2Gold.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016 and 2015
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

8	Mining interests

	2016	2015
	$	$
Property, plant and equipment (depletable)
Otjikoto Mine, Namibia
Cost	481,378	437,591
Accumulated depreciation and depletion	(95,698)	(41,810)
	385,680	395,781
Masbate Mine, Philippines
Cost, net of impairment	517,457	472,021
Accumulated depreciation and depletion	(165,224)	(125,574)
	352,233	346,447
Libertad Mine, Nicaragua
Cost, net of impairment	300,816	272,295
Accumulated depreciation and depletion	(226,488)	(169,721)
	74,328	102,574
Limon Mine, Nicaragua
Cost, net of impairment	151,186	140,791
Accumulated depreciation and depletion	(107,255)	(87,197)
	43,931	53,594
Masbate undeveloped mineral interests, net of impairment (non-depletable)	60,880	72,682
Mine under construction (non-depletable)
Fekola, Mali	908,855	631,524
Exploration and evaluation properties (non-depletable)
Kiaka, Burkina Faso	64,907	61,527
Mocoa, Colombia	29,004	28,717
Fekola Regional, Mali	9,326	4,212
Toega, Burkina Faso	4,819	1,812
Calibre, Nicaragua	-	11,252
Other	15,906	12,316
	123,962	119,836
Corporate & other
Office, furniture and equipment, net	487	928
	1,950,356	1,723,366
Investments in joint ventures (accounted for using the equity method)
Gramalote, Colombia, net of impairment	53,724	41,193
Quebradona, Colombia	-	1,201
	53,724	42,394
	2,004,080	1,765,760

Otjikoto

On February 28, 2015, management determined that the Otjikoto Mine achieved commercial production. Effective March 1, 2015, revenues and production costs for Otjikoto gold production were recorded in the statement of operations. Sales proceeds from the pre-commercial production period of $23.1 million were offset against the amounts capitalized for the Otjikoto Mine property, plant and equipment.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016 and 2015
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Prior to commercial production being reached, the Company capitalized interest costs on its borrowings attributable to funds spent on Otjikoto in the amount of $3.2 million. This interest was calculated using an effective interest rate based on the Company’s aggregate borrowings which includes the convertible senior subordinated notes and the old revolving corporate credit facility (Note 10).

Masbate

In September 2016 the Philippine Department of Environment and Natural Resources (the “DENR”) announced the preliminary results of mining audits carried out by the DENR in respect of all metallic mines in the Philippines and subsequently issued the Masbate Mine audit report which contains the detailed findings from the audit and directed the Company to provide explanations and comments in response to the audit findings as described in our previous disclosures. The Company provided a comprehensive response to the findings and recommendations in the audit, which the Company believes addresses the issues raised. As reported by the Company on February 2, 2017, the DENR has announced further results of its mining audit and the Masbate Mine was not among the mines announced to be suspended or closed. To date the Company has not received any updated formal written response from the DENR confirming the results of the audit in respect of Masbate and as such, the final outcome of the audit has not been determined.

During the year ended December 31, 2016, the Company reclassified $11.8 million (2015 - $5.2 million) from the Masbate undeveloped mineral interest to the Masbate Mine based on the conversion of undeveloped mineral interests to resource ounces during the year.

Libertad

During the year ended December 31, 2015, an impairment charge was recorded for the Libertad Mine long-lived assets. The Company’s analysis concluded that the carrying values of the Libertad Mine property, plant and equipment at December 31, 2015 were impaired resulting in a pre-tax impairment charge of $48.9 million. The net impairment recorded in the statement of operations for the year ended December 31, 2015, after taking into account a deferred income tax recovery of $14.7 million, was $34.2 million. The December 31, 2015 impairment test was prepared using a long-term gold price of $1,250 per ounce and a discount rate of 5%.

Limon

During the year ended December 31, 2015, an impairment charge was recorded for the Limon Mine long-lived assets. The Company’s analysis concluded that the carrying values of the Limon Mine property, plant and equipment at December 31, 2015 were impaired resulting in a pre-tax impairment charge of $22.9 million. The net impairment recorded in the statement of operations for the year ended December 31, 2015, after taking into account a deferred income tax recovery of $6.6 million, was $16.3 million. The December 31, 2015 impairment test was prepared using a long-term gold price of $1,250 per ounce and a discount rate of 5%.

Fekola

Purchase of Fekola non-controlling interest

The Company purchased a 90% interest in the Fekola Project following its acquisition of Papillon Resources Limited (“Papillon”) in September 2014. The Fekola Project is located in Mali, and the Company’s 90% interest was acquired indirectly through the acquisition of a 90% interest in the Company’s subsidiary, Songhoi Resources SARL (“Songhoi”). The remaining 10% non-controlling interest in Songhoi was owned by a local Malian company.

In January 2015, the Company purchased the remaining 10% non-controlling interest in Songhoi. The purchase price consisted of $21.2 million in cash and common shares and the grant of a 1.65% net smelter royalty (“NSR”) on the Fekola Project after deducting costs for smelting, refining and government fees. The cash and common shares are payable in three tranches: (1) $5.7 million cash and $6.0 million common shares were paid/issued on closing, (2) $2.0 million cash and $4.0 million payable in cash or common shares at the holder’s option on the first anniversary of the agreement date (paid in cash, January 18, 2016) and (3) $1.5 million cash and $2.0 million payable in cash or common shares at the holder’s option upon achievement of commercial production at the Fekola Project. As at December 31, 2016, $3.3 million, representing to the discounted value of the third tranche, was included in other current liabilities on the balance sheet. As at December 31, 2015, $6.0 million, representing the cash value of the second tranche, was included in Other Current Liabilities and $3.2 million, representing to the discounted value of the third tranche, in other long-term liabilities.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016 and 2015
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

The cash and common share instalments to be paid in the future have been classified as a financial liability and have been valued at their present value using a discount rate of 5%.

The fair value of the NSR was determined using a discounted cash flow model incorporating estimates and assumptions that included such factors as future production levels, metallurgical recoveries, a future long-term gold price of $1,300 and a discount rate of 6%. The fair value of the NSR was estimated at $38.1 million and was treated as a reduction of the Fekola mineral property.

The non-controlling interest relating to Songhoi was reduced by $45.5 million to reflect the ownership change. The difference between the value of the consideration described above and the book value of the non-controlling interest was recognized as a charge to retained deficit.

In 2016, pursuant to applicable mining law, the Company formed a new 100% owned subsidiary company Fekola SA, which now holds the Company’s interest in the Fekola Project. Upon completion of certain outstanding items, the Company will contribute a 10% free carried interest to the Government of Mali. The Government of Mali also has the option to purchase an additional 10% of the exploitation company.

Reclassification from exploration and evaluation expenditures to mineral properties and mine development costs

On June 30, 2015, the Company determined that the technical feasibility and commercial viability of the Fekola Project had been established. As a result, the costs associated with Fekola Project were reclassified from exploration and evaluation expenditures to mineral properties and mine development costs as of that date.

Upon reclassification, the Company concluded that the property met the definition of a qualifying asset under IAS 23 and began capitalizing interest costs on its borrowings attributable to funds spent on development. This interest was calculated using an effective interest rate based on the Company’s aggregate borrowings which includes the convertible senior subordinated notes and the revolving corporate credit facility (Note 10). For the year ended December 31, 2016, the Company capitalized $10.7 million (2014 - $1.1 million) of interest costs to the carrying value of the mineral property.

Acquisition of rights

In 2005 Papillon, which was subsequently acquired by the Company, entered into an exclusive joint agreement with a local Malian company whereby Papillon agreed to pay the local Malian company 1% of any dividend received from any joint exploitation company formed in Mali.

On March 19, 2015, the Company and the local Malian company signed an agreement whereby the rights described above were terminated. As consideration for these rights, B2Gold issued shares for a total value of $4 million and made a cash payment of $4 million. The 1% dividend was considered to be equivalent to a non-controlling interest because it would give the local Malian company a participation in the net assets of any joint exploitation company. As a result, the $8 million consideration paid was recorded as a charge to retained deficit.

Calibre

On December 8, 2016, the Company restructured its 51% interest in a joint operation in Nicaragua with Calibre Mining Corp. In exchange for its 51% interest in the joint operation, the Company received 23.5 million common shares of Calibre valued at $2.1 million and a 1.5% net smelter returns royalty agreement to which no value was assigned. The Company realized a loss of $9.9 million on the sale, which was recorded in the statement of operations for the year ended December 31, 2016..

Chile

During the year ended December 31, 2016, the Company elected not to continue with the Pampa Paciencia and Cerro Barco projects in Chile. As a result, the Company wrote-off expenditures totalling $3.7 million related to these projects during the year ended December 31, 2016.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016 and 2015
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Pavon

On October 12, 2015, the Company received notification from the Ministry of Environment and Natural Resources in Nicaragua that it had not approved the environmental permit for the Pavon Project, citing environmental concerns. Consequently, capitalized costs related to Pavon of $8.5 million were recorded as an expense in the statement of operations.

Gramalote

During the year ended December 31, 2015, an impairment charge was recorded for the Company’s investment in the Gramalote Project. The Company’s analysis concluded that the carrying value of the investment in Gramalote was impaired resulting in an impairment charge of $36.2 million being recorded in the statement of operations for the year ended December 31, 2015. The December 31, 2015 impairment test was prepared using a long-term gold price of $1,250 per ounce and a discount rate of 6.5%.

Quebradona

The Company determined that the carrying value of the Quebradona Property in Colombia was no longer recoverable. The book value of $1.2 million was recognised as a write-down during the year ended December 31, 2016.

9	Other assets

	2016	2015
	$	$

Loan receivable, including accrued interest	7,181	7,241
Debt service reserve account (Note 10)	5,235	4,092
Reclamation deposits	2,177	1,996
Derivative instruments at fair value (Note 15)	1,585	629
Low-grade stockpile	6,909	3,982
Other	3,847	2,119

	26,934	20,059

10	Long-term debt

	2016	2015
	$	$
Convertible senior subordinated notes:
Principal amount	258,750	258,750
Fair value adjustment	4,043	(41,445)
	262,793	217,305
Revolving corporate credit facility:
Principal amount	200,000	225,000
Less: unamortized transaction costs	(3,047)	(5,086)
	196,953	219,914
Equipment loans/finance lease obligations:
Otjikoto equipment loan facility (net of unamortized transaction costs)	24,134	21,291
Nicaraguan equipment loans	2,900	4,682
	27,034	25,973
	486,780	463,192
Less: current portion	(13,935)	(11,726)
	472,845	451,466

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016 and 2015
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Convertible senior subordinated notes

On August 23, 2013, the Company issued convertible senior subordinated notes (“the notes”) with an aggregate principal amount of $258.8 million. The notes bear interest at a rate of 3.25% per annum, payable semi-annually on April 1st and October 1st of each year commencing from April 1, 2014. The notes will mature on October 1, 2018. The notes are subordinated in right of payment to any existing and future senior indebtedness, including indebtedness under the senior secured credit facility. The notes will rank senior in right of payment to any future subordinated borrowings. The notes are effectively junior to any secured indebtedness and the notes are structurally subordinated to all indebtedness and other liabilities of the Company’s subsidiaries.

Holders of the notes may convert the notes at their option at any time from July 1, 2018 to the maturity date. The notes will be convertible, at the holder’s option, at a conversion rate of 254.2912 common shares for every $1,000 principal amount of notes (equal to an initial conversion price of approximately $3.93 per common share), subject to adjustments in certain events. In addition, the holder has the right to exercise the conversion option from January 1, 2014 to July 1, 2018, if (i) the market price of B2Gold common shares for at least 20 trading days during a period of 30 consecutive trading days ending on the last trading day of the preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day, (ii) during the 5 business day period after any consecutive 5 trading day period (the “measurement period”) in which the trading price per $1,000 principal amount of the notes for each trading day in the measurement period was less than 98% of the product of the last reported sales price of B2Gold common shares and the conversion rate on each such trading day, (iii) the notes are called for redemption or (iv) upon occurrence of certain corporate events. The Company may upon conversion by the holder, elect to settle in either cash, common shares, or a combination of cash and common shares, subject to certain circumstances.

The Company could not redeem the notes prior to October 6, 2016, except in the event of certain changes in Canadian tax law. On or after October 6, 2016, the Company may redeem for cash, subject to certain conditions, any or all of the notes, at its option, if the last reported sales price of the Company’s common shares for at least 20 trading days during any 30 consecutive trading day period ending within 5 trading days immediately preceding the date on which the Company provides notice of redemption exceeds 130% of the conversion price on each applicable trading day. The Company may also redeem the notes, if certain tax laws related to Canadian withholding tax change subject to certain further conditions.

For accounting purposes, the Company has designated the notes at fair value through profit or loss (“FVTPL”). The equity conversion option was not separately classified as equity, since the Company has the ability to settle the option at fair value in cash, common shares or a combination of cash and common shares in certain circumstances. The Company does not separately account for the fair value of the equity conversion option as a derivative, as it has designated the entire amount owing under the notes as a liability accounted for at FVTPL. The notes were initially recognized at fair value on the balance sheet with all subsequent changes in fair value being recorded immediately in the statement of operations.

The notes are measured at fair value on each financial reporting period-end date. The fair value of the notes is determined from the quoted price of the notes that are traded in an over-the-counter broker market. The fair value measurement is categorized in Level 2 of the fair value hierarchy for disclosure of the method used to estimate fair value under IFRS 13 “Fair Value Measurement” (as the Company is valuing the notes using the quoted price of the notes traded by other parties as assets in the over-the-counter broker market). Interest expense related to the notes is disclosed as part of the overall change in fair value of the notes in the statement of operations.

The loss on fair value of convertible notes recorded in the statement of operations for the year ended December 31, 2016 was $46.7 million (2015 – gain of $6.9 million). For 2016, the change in fair value of the notes recognized in the statement of operations is stated after reducing it by $7.2 million of interest expense which was attributable to eligible expenditures on the Fekola property. For the year ended December 31, 2015, the change in fair value is stated after reducing it by $0.8 million and $2.4 million, related to the Fekola property and Otjikoto property, respectively. These amounts were capitalized to the carrying amount of the properties.

Interest payments for the year ended December 31, 2016 were $8.4 million (2015 – $8.4 million).

Revolving credit facility

On May 20, 2015 and as amended on June 10, 2015, March 11, 2016 and May 10, 2016, the Company signed a credit agreement with a syndicate of international banks for a new revolving credit facility (the “New RCF”) for an aggregate amount of $350 million. The New RCF also incorporates an accordion feature whereby, upon receipt of additional binding commitments, the facility may be increased to $450 million any time prior to the maturity date.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016 and 2015
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

The term for the New RCF is four years, maturing on May 20, 2019, except that it shall become due on July 1, 2018 in the event that greater than 25% of the Company’s convertible notes, initially due on October 1, 2018, remain outstanding or the maturity date of the convertible notes has not been extended to August 1, 2019 or later. The New RCF will bear interest on a sliding scale of between Libor plus 2.25% to 3.25% based on the Company’s consolidated net leverage ratio. Commitment fees for the undrawn portion of the facility will also be on a similar sliding scale basis of between 0.5% and 0.925% .

The Company has provided security on the New RCF in the form of a general security interest over the Company’s assets and pledges creating a charge over the shares of certain of the Company’s direct and indirect subsidiaries. In connection with the New RCF, the Company must also maintain certain net tangible worth and ratios for leverage and interest coverage. As at December 31, 2016, the Company was in compliance with these debt covenants.

At December 31, 2016, the Company had drawn down $200 million under the New RCF with a balance of $150 million remaining available for future drawdowns.

For the year ended December 31, 2016, the interest and financing expense relating to the New RCF recognized in the statement of operations was reduced by $3.5 million (2015 - $0.4 million), which was attributable to eligible expenditures on the Fekola property and capitalized to the carrying amount of the property.

On March 14, 2017, the Company received a binding letter of commitment from the Canadian Imperial Bank of Commerce to participate in the Company’s New RCF Bank Lending Syndicate. In conjunction with this, the aggregate amount of the New RCF was increased from $350 million to $425 million.

Old revolving credit facility

On June 11, 2015 the Company repaid the $150 million then outstanding under the old revolving credit facility (the “Old RCF”) with proceeds from the New RCF. At this time, the remaining unamortized transaction costs totalling $3.0 million were expensed to interest and financing expense in the statement of operations.

For year ended December 31, 2015, the interest and financing expense relating to the Old RCF recognized in the statement of operations was reduced by $0.8 million which was attributable to eligible expenditures on the Otjikoto property to the date the project was ready for the intended use and capitalized to the carrying amount of the property.

Otjikoto equipment loan facility

During the year ended December 31, 2016, the Company drew an additional $11.0 million under the facility (2015 - $3.9 million). At December 31, 2016, the Company had drawn down the full amount of equipment loans available under the facility. Each loan is repayable in 20 equal quarterly instalments. The final repayment date shall now be the earlier of the date when the last loan advanced under the facility falls due and December 31, 2021. The facility has an interest rate of LIBOR plus a margin of 3.85% on loans advanced under the facility and a commitment fee of 1.2% per annum on the undrawn balance of the facility, each payable quarterly. Transaction costs relating to the facility totalled approximately $1.6 million and are being recognized over the term of the facility using the effective interest rate method. The principal amount owing under the facility has been presented on the consolidated Balance Sheet net of the unamortized balance of transaction costs.

The Company is required to maintain a deposit in a debt service reserve account (“DSRA”) equal at all times to the total of the principal, interest and other payments that become payable over the next six month period. At December 31, 2016, the balance in the DSRA was $5.2 million (2015 - $4.1 million) (Note 9).

The indebtedness of the Company under the facility is secured by a Namibian law general notarial bond granting security over all of the movable assets of the Company’s wholly owned subsidiary, B2Gold Namibia Minerals (Proprietary) Limited, a Bermudan law debt service reserve account security agreement granting security over the DSRA, a Namibian law cession in securitatem agreement granting security over all of the B2Gold Namibia Minerals (Proprietary) Limited’s rights under any existing or future warranty in connection with the purchase of equipment, and by guarantees of the Company and B2Gold Namibia (Proprietary) Limited.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016 and 2015
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Fekola equipment loan facility

During 2016, the Company entered into a Euro 71.4 million term Equipment Facility with Caterpillar Financial SARL, as Mandated Lead Arranger, and Caterpillar Financial Services Corporation, as original lender. The aggregate principal amount of up to Euro 71.4 million is available to the Company’s majority-owned subsidiary, Fekola SA (the “Borrower”) to finance or refinance the mining fleet and other mining equipment at the Company's Fekola Project in Mali. As at December 31, 2016, there had been no drawdowns on the facility. The Equipment Facility is available for a period that commenced on February 13, 2017, (the “Financial Close Date”) and ends on the earlier of the day when the Equipment Facility is fully drawn and 30 months from the Financial Close Date. The Equipment Facility may be drawn in instalments of not less than Euro 5 million, and each such instalment shall be treated as a separate equipment loan. The first drawdown on the Equipment Facility in the amount of Euro 24.7 million was advanced on February 20, 2017.

The Borrower is required to maintain a deposit in a debt service reserve account (“DSRA”) equal at all times to the total of the principal, interest and other payments that become payable over the next six month period.

Each equipment loan is repayable in 20 equal quarterly instalments. The final repayment date shall be five years from the first disbursement under each equipment loan. The interest rate on each loan is a rate per annum equal to EURIBOR plus a margin of 5.10%. A commitment fee of 1.15% per annum on the undrawn balance of each tranche for the first 24 months after December 7, 2016 and 0.5% thereafter is also due, each payable quarterly. In each case, from October 1, 2017, 0.4167% per annum on the undrawn balance of each tranche is also due. The Company and the Company’s subsidiary, Mali Mining Investments Limited, have guaranteed the Equipment Facility and security is given over the equipment of the Borrower which has been financed by the Equipment Facility, related warranty and insurance, and over the DSRA.

The following table summarizes the Company’s scheduled debt repayments on its outstanding debt as at December 31, 2016:

	2017	2018	2019	2020	2021	Total
	$	$	$	$	$	$

Convertible senior subordinated notes:
Principal	-	258,750	-	-	-	258,750
Interest	8,409	8,409	-	-	-	16,818

New revolving credit facility:
Principal	-	-	200,000	-	-	200,000
Interest & commitment fees (estimated)	8,871	8,871	3,450	-	-	21,192

Otjikoto equipment loan facility:
Principal	9,075	9,030	3,626	2,210	715	24,656
Interest (estimated)	911	528	225	96	11	1,771

Nicaraguan equipment loans:
Principal	1,557	945	357	41	-	2,900
Interest (estimated)	92	37	8	-	-	137

	28,915	286,570	207,666	2,347	726	526,224

11	Mine restoration provisions

The Company’s mine restoration provisions consist primarily of costs associated with mine reclamation and closure activities. These activities, which tend to be site specific, generally include costs for earthworks, including detoxification and recontouring, revegetation, water treatment and demolition. In calculating the present value of the Company’s mine restoration provisions as at December 31, 2016, management used a risk-free rate applicable to each location’s functional currency ranging from 1.80% to 2.89% and an inflation rate of 2%. The undiscounted cash flows, before inflation adjustments, estimated to settle the mine restoration provisions was approximately $87.4 million at December 31, 2016. Due to the nature of mine closure plans, cash expenditures are expected to occur over a significant period of time with the majority of the expenditures expected to occur in the years from 2020 to 2043.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016 and 2015
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

The following table shows the movement in the provision for mine restoration provisions:

	2016	2015
	$	$

Balance, beginning of year	64,022	53,019
Reclamation spending	(153)	(414)
Accretion expense	1,144	1,411
Change in obligation	16,149	10,302
Foreign currency translation adjustment	-	(296)

Balance, end of year	81,162	64,022
Less: current portion	-	(483)

	81,162	63,539

12	Share capital

The Company’s authorized share capital consists of an unlimited number of common shares and an unlimited number of preferred shares. At December 31, 2016, the Company had 964,892,433 common shares outstanding, including 1,705,000 common shares being held in trust under the Company’s Incentive Plan (described below). No preferred shares were outstanding.

During 2016, the Company received $39.8 million (2015 - $0.6 million) pursuant to the exercise of 19.5 million (2015 – 0.6 million) stock options.

In the second half of 2016, the Company issued approximately 14.8 million shares for proceeds of $44.2 million net of transaction costs of $2.0 million under the Company’s At-The-Market offering.

During the year ended December 31, 2016, 1 million common shares were awarded from the trust under the Incentive Plan. In connection with the award, the Company recorded a share-based payments expense of $2.1 million (the market value of the shares on the date of the award).

Stock options

During 2016, approximately 15.4 million stock options were granted to employees and directors with exercise prices ranging from Cdn.$ 1.12 to Cdn.$ 3.45 per share. These stock options have a term of five years and vest over a period of up to three years. The estimated fair value when granted of these options totalling $7.3 million is being recognized over the vesting period. The fair value was calculated using the Black-Scholes option pricing model based on a risk-free annual interest rate of up to 0.7%, an expected life of up to 3 years, an expected volatility ranging from 60% to 63%, and a dividend yield rate of nil.

During 2015, approximately 22.5 million stock options were granted to employees and directors with exercise prices ranging from Cdn.$ 1.65 to Cdn.$ 2.40 per share. These stock options have a term of five years and vest over a period of up to three years. The estimated fair value when granted of these options totalling $13.7 million is being recognized over the vesting period. The fair value was calculated using the Black-Scholes option pricing model based on a risk-free annual interest rate of up to 0.9%, an expected life of up to 3 years, an expected volatility ranging from 57% to 58%, and a dividend yield rate of nil.

Option pricing models require the input of highly subjective assumptions regarding the expected volatility. Changes in assumptions can materially affect the fair value estimate.

For the year ended December 31, 2016, share-based payments expense, relating to the vesting of stock options, was $7.9 million (2015 - $10.9 million), net of $1.1 million (2015 - $1.9 million) capitalized to mining interests.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016 and 2015
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

A summary of changes to stock options outstanding:

	Number of	Weighted-
	outstanding	average
	options	exercise price
	(‘000’s)	(in Cdn.$)

Outstanding at December 31, 2014	41,796	3.13
Granted	22,519	2.00
Exercised	(576)	1.29
Forfeited or expired	(4,615)	3.54

Outstanding at December 31, 2015	59,124	2.69
Granted	15,446	1.52
Exercised	(19,458)	2.66
Forfeited or expired	(4,702)	3.72

Outstanding at December 31, 2016	50,410	2.24

During 2016, 19.5 million (2015 – 0.6 million) stock options were exercised. The weighted average share price at the time of exercise was Cdn.$3.73 (2015 – Cdn.$2.28) .

Stock options outstanding and exercisable as at December 31, 2016 are as follows:

Range of	Number of		Weighted-	Number of	Weighted-
exercise	outstanding	Weighted-	average	exercisable	average
prices	options	average years	exercise price	options	exercise price
(in Cdn.$)	(‘000’s)	to expiry	(in Cdn.$)	(‘000’s)	(in Cdn.$)

0.84 – 0.99	314	1.62	0.84	314	0.84
1.00 – 1.99	11,497	4.08	1.14	2,143	1.13
2.00 – 2.99	21,826	3.06	2.10	9,848	2.13
3.00 – 3.99	16,243	1.66	3.16	13,932	3.15
4.00 – 4.99	530	0.63	4.75	530	4.75

	50,410	2.81	2.24	26,767	2.62

Restricted share unit plan

On May 6, 2011, the Company’s Board of Directors approved a Restricted Share Unit Plan (the “RSU Plan”) whereby restricted share units (“RSU”) may be granted to directors, executive officers and employees of the Company. Adoption of the RSU Plan was part of the Company’s continuing effort to build upon and enhance long term shareholder value. The RSU Plan reflects the Company’s commitment to a long term incentive compensation structure that aligns the interests of its directors, executive officers and employees with the interests of its shareholders. Once vested, each RSU is redeemable for one common share entitling the holder to receive the common share for no additional consideration.

During the year ended December 31, 2016, the Company granted approximately 2.1 million (2015 – 1.7 million) RSU to executive officers and employees of the Company. One-third of the RSU vested immediately on the day of grant, another one-third will vest one year from the grant date with the remainder vesting two years from the grant date. The total estimated fair value of the RSU granted was approximately $3.3 million (2015 - $2.6 million) based on the market value of the Company’s shares at the grant date. The fair value of each RSU is recorded as a share-based payments expense (and either charged to operations or capitalized to mining interests) over the vesting period.

For the year ended December 31, 2016, share-based payments expense, relating to the vesting of RSU, was $3.7 million (2015 - $4.3 million), net of $0.1 million (2015 - $0.1 million) capitalized to mining interests.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016 and 2015
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Summary of changes to RSU outstanding:

Number of
outstanding
RSU
(‘000’s)

Outstanding at December 31, 2014	2,565
Granted	1,715
Vested and converted to common shares	(2,564)

Outstanding at December 31, 2015	1,716
Granted	2,054
Vested and converted to common shares	(2,533)

Outstanding at December 31, 2016	1,237

Incentive plan

On June 29, 2007, the Company established the B2Gold Incentive Plan (the “Incentive Plan”) for the benefit of directors, officers, employees and service providers of the Company and issued to the trustees of the Incentive Plan options to acquire 4.955 million common shares. On October 12, 2007, following the exercise of these options, an aggregate of 4.955 million common shares were issued to and paid for by the trustees of the Incentive Plan. These shares were held in trust by the trustees pursuant to the terms of the Incentive Plan. The Company is required under IFRS to consolidate the trust. The Company recognizes a share-based compensation expense with respect to these incentive shares, when these shares are granted to the ultimate beneficiaries by the trust.

During the year ended December 31, 2016, 1 million common shares were awarded from the trust under the Incentive Plan. In connection with the award, the Company recorded a share-based payments expense of $2.1 million (the market value of the shares on the date of the award).

Earnings per share

The following is the calculation of diluted net income (loss) for the year:

	2016	2015
	$	$

Basic and diluted net income (loss) for the year	$38,600	$(145,113)

The following is the calculation of diluted weighted average number of shares outstanding for the year:

	2016	2015
	$	$

Basic weighted average number of shares outstanding (in thousands)	941,737	922,114

Effect of dilutive securities:
Stock options	12,638	-
Restricted share units	770	-

Diluted weighted average number of shares outstanding (in thousands)	955,145	922,114

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016 and 2015
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

The following is the basic and diluted earnings (loss) per share:

	2016	2015
	$	$

Earnings (loss) per share (attributable to shareholders of the Company)
Basic	$0.04	$(0.16)
Diluted	$0.04	$(0.16)

13	Prepaid Sales

In March 2016, the Company entered into Prepaid Sales transactions totalling $120 million, for the delivery of 103,266 ounces, with its New RCF Bank Syndicate. The Prepaid Sales, in the form of metal sales forward contracts, allow the Company to deliver pre-determined volumes of gold on agreed future delivery dates in exchange for an upfront cash pre-payment. The full amount of the proceeds was recorded as a Prepaid Sales liability at the time of the transaction.

The Prepaid Sales transactions have a term of 33 months commencing March 2016. Settlement will be in the form of physical deliveries of unallocated gold from any of the Company’s mines with 49,475 ounces being delivered during 2017 and 53,791 ounces delivered during 2018. As the Company physically delivers ounces into the contracts, the Prepaid Sales liability will be recognised as gold revenue in the statement of operations based on the contract price.

Subsequent to December 31, 2016, the Company entered into further Prepaid Sales contracts totalling $15 million for delivery of 12,780 ounces of gold for delivery between January 31 and May 20, 2019.

14	Gold commitments

Under the terms of the Old RCF (Note 10), the Company was required to maintain gold forward contracts, within certain parameters, over the term of the facility in order to manage the risk of volatility in the Company’s future operating income and reduce risk in respect of debt service obligations. These contracts were excluded from the scope of IAS 39 and were accounted for as executory contracts because they were entered into and continued to be held for the purpose of delivery in accordance with the Company’s expected production schedule. No fair value gains and losses on these commodity contracts were recorded in the financial statements.

At December 31, 2016, the following gold forward contracts with respect to the Otjikoto Mine were outstanding and continue to be accounted for as executory contracts (by maturity dates):

	2017	2018	Total

Gold forward contracts:
Ounces	9,000	7,500	16,500
Average price per ounce (rand)	16,020	16,020	16,020

15	Derivative financial instruments

Gold forwards

On June 11, 2015, in connection with the termination of the Old RCF, the Company novated certain executory contracts required under the Old RCF to the counterparties of the New RCF (Note 10). The novated contracts were repriced to include a $2.5 million finance charge which was been included in interest and financing expense on the statement of operations during the year ended December 31, 2015.

As a result of the repricing, the contracts are no longer excluded from the scope of IAS 39. These derivative instruments were not designated as hedges by the Company and are recorded at their fair value at the end of each reporting period with changes in fair value recorded in the statement of operations. The Company recognised the full $14.0 million fair value of the new contracts as a liability on the date of novation. Of this, $11.5 million relating to the fair value of the old contracts at the time of novation was treated as an unrealized loss on derivative instruments and $2.5 million, relating to the cost of the novation, was treated as a financing charge in the statement of operations for the year ended December 31, 2015. Following initial recognition of the contracts, at December 31, 2015, a further unrealized loss on derivative instruments of $7.4 million was recorded in the statement of operations relating to these contracts in 2015.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016 and 2015
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

In connection with the termination of the Old RCF, the Company also settled contracts for the sale of 29,900 ounces at an average exercise price of 15,895 rand per ounce for $1.6 million. This has been recorded as part of realized losses on derivative instruments in the statement of operations for the year ended December 31, 2015.

For the year ended December 31, 2016, the Company recorded an unrealized derivative gain of $11.4 million in the statement of operations on these contracts.

As at December 31, 2016, the following gold forward contracts which are recorded at fair value through the statement of operations with respect to the Otjikoto Mine were outstanding (by maturity dates):

	2017	2018	Total

Gold forward contracts:
Ounces	35,916	35,916	71,832
Average price per ounce (rand)	15,044	15,044	15,044

The unrealized fair value of these contracts at December 31, 2016 was $(10.0) million.

Gold zero-cost collar contracts

In 2013, as a result of the requirements under the Old RCF, the Company entered into a series of “zero-cost put/ call” collar contracts for gold with settlements scheduled between January 30, 2015 and December 31, 2018 with an average floor price of $1,000 per ounce and an average ceiling price of $1,721 per ounce. These derivative instruments were not designated as hedges by the Company and recorded at their fair value at the end of each reporting period with changes in fair value recorded in the statement of operations. Adjustments to the market value are included in the statement of operations.

For the year ended December 31, 2016, the Company recorded an unrealized derivative loss of $0.8 million (2015 – gain of $0.5 million) in the statement of operations on these contracts.

The following is a summary, by maturity dates, of the Company’s gold collar contracts outstanding as at December 31, 2016:

	2017	2018	Total

Gold zero-cost collars:
Floor amount (ounces)	10,200	1,400	11,600
Average floor price	$1,000	$1,000	$1,000

Ceiling amount (ounces)	18,300	2,100	20,400
Average ceiling price	$1,721	$1,700	$1,719

The unrealized fair value of these contracts at December 31, 2016 was $0.1 million.

Forward contracts – fuel oil, gas oil, diesel

During the year ended December 31, 2016, the Company entered into additional series of forward contracts for the purchase of 39,381,000 litres of fuel oil, 20,745,000 of gas oil and 11,757,000 litres of diesel with settlements scheduled between July 2016 and January 2019. These derivative instruments were not designated as hedges by the Company and are being recorded at their fair value at the end of each reporting period with changes in fair value recorded in the statement of operations. Adjustments to the market value are included in the statement of operations.

For the year ended December 31, 2016, the Company recorded an unrealized derivative gain of $11.0 million (2015 – loss of $5.1 million) in the statement of operations on these contracts.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016 and 2015
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

The following is a summary, by maturity dates, of the Company’s forward contracts outstanding as at December 31, 2016:

	2017	2018	2019	Total

Forward – fuel oil:
Litres (thousands)	27,439	23,969	1,706	53,114
Average strike price	$0.28	$0.30	$0.31	$0.29

Forward – gas oil:
Litres (thousands)	13,754	9,452	785	23,991
Average strike price	$0.40	$0.40	$0.43	$0.40

Forward – diesel:
Litres (thousand)	8,186	3,910	367	12,463
Average strike price	$0.39	$0.41	$0.45	$0.40

The unrealized fair value of these contracts at December 31, 2016 was $2.8 million.

Subsequent to December 31, 2016 on February 28, 2017 the Company entered into the following forward contracts:

•	11,692,000 litres of fuel oil at a weighted average price of $0.31 per litre for delivery between February 2018 and April 2019;
•	6,917,000 litres of gas oil at a weighted average price of $0.43 per litre for delivery between February 2018 and April 2019.
•	307,000 litres of diesel at a weighted average price of $0.44 per litre for delivery between February 2019 and April 2019.

Interest rate swaps

During the year ended December 31, 2016, the Company entered into a series of interest swaps with a notional amount of $100 million with settlements scheduled between September 2016 and May 2019. Under these contracts, the Company receives a floating rate equal to the 3 month United States dollar LIBOR rate and pays a fixed rate of 1.04%. These derivative instruments were not designated as hedges by the Company and are being recorded at their fair value at the end of each reporting period with changes in fair value recorded in the statement of operations. The unrealized fair value of these contracts at December 31, 2016 was $1.1 million.

16	Financial instruments

The Company’s financial assets and liabilities consist of cash and cash equivalents, accounts receivable, loan receivable, long-term investments, accounts payable and accrued liabilities, fuel derivative contracts, gold derivative contracts, interest rate swaps, and debt.

Fair values

The Company’s financial assets and liabilities are classified based on the lowest level of input significant to the fair value measurement based on the fair value hierarchy:

Level 1 – quoted prices in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016 and 2015
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

As at December 31, 2016, the Company’s financial assets and liabilities that are measured and recognized at fair value on a recurring basis are categorized as follows:

	As at December 31, 2016		As at December 31, 2015

	Level 1	Level 2	Level 1	Level 2
	$	$	$	$

Long-term investments (Note 7)	10,028	-	10,163	-
Convertible senior subordinated notes (Note 10)	-	(262,793)	-	(217,305)
Gold forward contracts (Note 15)	-	(10,017)	-	(21,390)
Fuel derivative contracts (Note 15)	-	2,760	-	(8,196)
Interest rate swaps (Note 15)	-	1,122	-	-
Gold collar contracts (Note 15)	-	112	-	866

The fair value of the Company’s long-term investments was determined using market quotes from an active market for each investment.

The fair value of the convertible senior subordinated notes was determined using a broker’s price quote from an active market.

The fair value of the fuel derivative contracts, gold derivative contracts and interest rate swaps was determined using prevailing market rates for instruments with similar characteristics.

Capital risk management

The Company’s objectives when managing its capital is to ensure it will be able to continue as a going concern while maximizing the return to shareholders. The selling price of gold, minimizing production costs and capital expenditures, and the successful development of the Fekola Project are key factors in helping the Company reach its capital risk management objectives. The capital structure of the Company includes shareholders’ equity and debt.

Credit risk

As at December 31, 2016, the Company’s maximum exposure to credit risk was the book value of cash and cash equivalents, accounts receivable, value added and other taxes receivable, loans receivable and counter-party risk for its gold collars. The Company limits its credit exposure on cash and cash equivalents by holding its deposits mainly with high credit quality financial institutions as determined by credit agencies.

Liquidity risk

The Company manages its liquidity risk through its budgeting and forecasting process. Budgets are prepared annually and forecasts are prepared and reviewed on a regular basis, to help determine the funding requirements to support the Company’s current operations and expansion and development plans and by managing its capital structure as described above.

As at December 31, 2016, the Company had cash and cash equivalents of $144.7 million. Cash provided by operating activities totalled $411.8 million for the year ended December 31, 2016. As at December 31, 2016, the Company had available a $350 million Senior Credit Facility of which $200 million had been utilized leaving an undrawn balance of $150 million.

As at December 31, 2016, the Company had drawn down the full amount available under the Otjikoto equipment loan facility.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016 and 2015
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

As at December 31, 2016, the Company’s significant commitments are disclosed in the table below. In addition, significant commitments are disclosed in Note 10 for debt repayments and Note 22 for purchase commitments.

	2017	2018	2019	2020	2021	Total
	$	$	$	$	$	$

Accounts payable and accrued liabilities	81,722	-	-	-	-	81,722
Derivative liabilities	3,466	6,439	-	-	-	9,905
Convertible senior subordinated notes:
Principal	-	258,750	-	-	-	258,750
Interest	8,409	8,409	-	-	-	16,818
New revolving credit facility:
Principal	-	-	200,000	-	-	200,000
Interest & commitment fees (estimated)	8,871	8,871	3,450	-	-	21,192
Otjikoto equipment loan facility:
Principal	9,075	9,030	3,626	2,210	715	24,656
Interest (estimated)	911	528	225	96	11	1,771
Nicaraguan equipment loans:
Principal	1,557	945	357	41	-	2,900
Interest (estimated)	92	37	8	-	-	137
Capital expenditure commitments	70,828	4,522	-	-	-	75,350
Mine restoration provision	-	-	-	9,023	15,779	24,802
Employee future benefits	2,744	1,025	3,498	2,503	-	9,770
Other liabilities	3,500	-	-	-	-	3,500

	191,175	298,556	211,164	13,873	16,505	731,273

Market risk

Market risk includes currency and price risk.

The Company’s operations in foreign countries are subject to currency fluctuations and such fluctuations may materially affect the Company’s financial position and results. The Company reports its financial results in United States dollars and incurs expenses in United States dollars, Canadian dollars, Nicaraguan córdobas, Colombian pesos, Namibian dollars and South African rand, Philippine pesos and CFA francs. As the exchange rates between the Canadian dollar, Colombian peso, Namibian dollar and South African rand, Philippine pesos and CFA francs fluctuate against the United States dollar, the Company will experience foreign exchange gains and losses. The exchange rate between the córdoba and the United States dollar varies according to a pattern set by the Nicaraguan Central Bank. The córdoba has been annually devalued versus the United States dollar by means of a crawling peg mechanism which currently stands at approximately 5%. All of the Company’s gold production activities are currently conducted in Namibia, the Philippines and Nicaragua.

The Company also holds cash and cash equivalents that are denominated in non-United States dollar currencies which are subject to currency risk. As at December 31, 2016, $114.8 million of the Company’s $144.7 million in cash and cash equivalents was held in United States dollars. A 10% movement in foreign exchange rates versus the United States dollar would result in approximately a $3 million change in the Company’s cash position.

The Company maintains a portfolio of fuel derivatives, rand denominated gold forwards, United States dollar denominated gold forwards and LIBOR denominated interest rate swaps that are marked to market through the statement of operations. A 10% change in the forward price of fuel would result in a $3 million change in the value of the fuel derivative portfolio. A 10% change in the United States dollar forward price of gold would result an $11 million change in the value of the gold forward portfolio and a 10% change in the rand versus the United States dollar would result in a $9 million change in the value of the gold forward portfolio. The impact of price changes on the gold collar contracts and interest rate swap contracts would result in an insignificant change in their value.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016 and 2015
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

17	Income and other taxes

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings from operations before taxes. These differences result from the following items:

	2016	2015
	$	$

Consolidated income (loss) before income taxes	68,530	(143,444)
Canadian federal and provincial income tax rates	26.00%	26.00%

Income tax expense (recovery) at statutory rates	17,818	(37,295)

Increase (decrease) attributable to:
Effects of different foreign statutory tax rates and tax holidays	(32,634)	(780)
Non-deductible expenditures	9,831	11,678
Losses for which no tax benefit has been recorded	24,017	8,873
Benefit of tax holiday extension	(4,802)	-
Impairment of investment in joint venture	-	9,407
Withholding tax and minimum tax	11,669	6,723
Change due to foreign exchange	(169)	9,706
Change in accruals for tax audits	3,704	(3,432)
Changes in estimates of deferred tax assets	-	5,964
Deferred tax liability in respect of future distributions of foreign subsidiary earnings	-	(8,437)
Non-deductible portion of losses	1,744	(738)
Amounts under provided for in prior years	(1,248)	-

Income tax expense	29,930	1,669

Current income tax, withholding and other taxes	25,064	9,171
Deferred income tax expense (recovery)	4,866	(7,502)

Income tax expense	29,930	1,669

Total income tax expense (recovery) attributable to geographical jurisdiction is as follows:

	2016	2015
	$	$

Namibia	13,292	19,834
Nicaragua	6,667	(16,039)
Philippines	4,718	(8,281)
Canada	(270)	-
Other	5,523	6,155

	29,930	1,669

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016 and 2015
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

The composition of the Company’s net deferred income tax liabilities and deferred tax expense (recovery) is as follows:

	Deferred tax (liabilities)/		Deferred income
	assets		tax expense/(recovery)
	As at	As at
	December 31,	December 31,
	2016	2015	2016	2015
	$	$	$	$

Operating loss carry-forwards	69,087	67,834	(1,253)	502
Current assets and liabilities	(22)	(108)	(86)	227
Derivatives	3,757	8,021	4,264	(8,021)
Mining interests	(157,397)	(147,598)	7,007	2,475
Long term debt	-	(5,401)	(5,401)	3,519
Mine restoration provisions	15,240	11,900	(548)	1,598
Other	(4,737)	(3,587)	1,150	(503)
Future withholding tax	-	-	-	(8,437)
Deferred tax charged to equity	-	-	(267)	1,138

	(74,072)	(68,939)	4,866	(7,502)

The Company has the following unrecognized deferred tax assets:

	2016	2015
	$	$

Capital and non-capital tax losses	105,221	30,866
Current assets	225	-
Debt and share issue costs	2,166	1,356
Mine restoration provisions	9,039	7,475
Mining interests and other	4,340	4,969
Long-term debt	3,653	-

	124,644	44,666

The Company has not recognized the potential deferred tax assets of $124.6 million (2015 - $44.7 million) as it is not probable that future taxable profits will be available against which the Company can utilize the potential deferred tax assets.

The change for the year in the Company’s net deferred tax position was as follows:

	2016	2015
	$	$
Balance, beginning of year	68,939	77,579
Deferred income tax expense (recovery)	4,866	(7,502)
Amount charged to OCI	267	-
Amount charge to equity	-	(1,138)
	5,133	(8,640)
Balance, end of year	74,072	68,939

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016 and 2015
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

At December 31, 2016, the Company had tax losses which are not recognized as deferred tax assets. The Company recognizes the tax benefit of the tax losses only to the extent of anticipated future taxable income that can be reduced by tax losses. The gross amount of the tax losses for which a tax benefit has not been recorded expire as follows:

Year of	Canada	Colombia	Nicaragua	Burkina Faso	Total
expiry	$	$	$	$	$

2017	-	-	-	4,648	4,648
2027	125	-	-	-	125
2028	568	-	-	-	568
2029	4,536	-	-	-	4,536
2030	10,602	-	-	-	10,602
2031	7,809	-	-	-	7,809
2032	13,200	-	-	-	13,200
2033	5,535	-	-	-	5,535
2034	30,130	-	-	-	30,130
2035	37,226	-	-	-	37,226
2036	53,371	-	-	-	53,371
No expiry	-	3,581	18,124	-	21,705

Total	163,102	3,581	18,124	4,648	189,455

At December 31, 2016 the Company had capital losses in Canada of $426.9 million which have no expiry date and can be applied against future capital gains.

18	Supplementary cash flow information

Supplementary disclosure of cash flow information is provided in the table below:

Non-cash (credits) charges:

	2016	2015
	$	$

Depreciation and depletion	172,324	144,294
Share-based payments (Note 12)	13,651	15,215
Impairment of long-lived assets (Note 8)	-	107,984
Write-down of mineral property interests (Note 8)	5,068	16,095
Non-recoverable input taxes	2,767	660
Unrealized loss (gain) on fair value of convertible notes (Note 10)	46,742	(6,903)
Loss (gain) on sale of mineral property (Note 8)	9,886	(2,192)
Unrealized (gain) loss on derivative instruments (Note 15)	(22,697)	23,457
Write-down of long-term investments (Note 7)	2,856	6,766
Deferred income tax expense (recovery) (Note 17)	4,866	(7,502)
Accretion of mine restoration provisions (Note 11)	1,144	1,412
Non-cash interest and financing expense	-	5,522
Other	8,827	8,292

	245,434	313,100

Changes in non-cash working capital:

	2016	2015
	$	$

Accounts receivable and prepaids	3,728	3,052
Value-added and other tax receivables	(4,634)	2,309
Inventories	(17,855)	7,644
Accounts payable and accrued liabilities	11,931	7,170
Current taxes payables	2,494	(5,923)

	(4,336)	14,252

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016 and 2015
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Other exploration and development:

	2016	2015
	$	$

Otjikoto Mine, exploration	(1,994)	(4,196)
Masbate Mine, exploration	(4,492)	(5,055)
Libertad Mine, exploration	(4,269)	(4,637)
Limon Mine, exploration	(3,453)	(3,324)
Fekola Project, exploration	(3,698)	(3,072)
Kiaka Project, exploration	(3,229)	(2,873)
Fekola Regional, exploration	(5,165)	(1,207)
Toega Project, exploration	(3,007)	(1,085)
Pavon Project, exploration	-	(2,226)
Other	(7,729)	(6,322)

	(37,036)	(33,997)

Non-cash investing and financing activities:

	2016	2015
	$	$

Common shares issued for mineral property interests	1,716	206
Share-based payments, capitalized to mineral property interests	1,167	1,888
Equipment purchased under equipment loan	-	1,754
Interest expense, capitalized to mining interests	10,675	4,361
Change in accounts payable and accrued liabilities relating to resource property expenditures	11,253	(475)

19	Compensation of key management

Key management includes the Company’s directors, members of the Executive Committee and members of Senior Management. Compensation to key management included:

	2016	2015
	$	$

Salaries and short-term employee benefits	9,232	5,016
Share-based payments	6,544	6,137

	15,776	11,153

20	Production costs by nature

	2016	2015
	$	$

Raw materials and consumables	148,516	151,350
Contractors	81,005	74,691
Salaries and employee benefits	67,327	55,088
Electricity	19,628	20,352
Equipment rental	920	4,641
Other	19,844	18,647
Silver credits	(11,997)	(9,260)
Change in inventories	(18,569)	7,136
Capitalized to mining interests	(31,274)	(23,328)

	275,400	299,317

Salaries and employee benefits expense included in general and administrative costs were $22.4 million for the year ended December 31, 2016 (2015 - $16.3 million).

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016 and 2015
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

21	Segmented information

The Company’s reportable operating segments include its mining operations and development projects, namely the Otjikoto, Masbate, Libertad and Limon mines, and the Fekola, Gramalote and Kiaka projects. The “Other Mineral Properties” segment consists of the Company’s interests in mineral properties which are at various stages of exploration. The “Corporate and Other” segment includes corporate operations.

The Company’s segments are summarized in the following tables.

					2016
								Other
	Otjikoto	Masbate	Libertad	Limon	Fekola	Gramalote	Kiaka	Mineral	Corporate
	Mine	Mine	Mine	Mine	Project	Project	Project	Properties	& Other	Total
	$	$	$	$	$	$	$	$	$	$
Gold revenue	207,674	255,580	163,660	56,379	-	-	-	-	-	683,293
Production costs	61,756	93,822	85,048	34,774	-	-	-	-	-	275,400
Depreciation & depletion	54,859	40,037	57,326	20,102	-	-	-	-	214	172,538
Write-down mineral property interest	-	-	-	-	-	-	142	4,926	-	5,068
Current income tax, withholding and other taxes	2,865	6,150	8,751	4,771	2,503	-	-	-	24	25,064
Net income (loss)	56,960	96,244	4,376	(11,855)	(6,110)	-	(557)	(14,954)	(85,504)	38,600
Capital expenditures	41,235	36,384	22,812	11,202	245,438	11,784	3,229	15,901	(235)	387,750
Total assets	470,932	510,819	129,819	68,406	909,627	53,724	65,074	60,337	67,397	2,336,135

					2015
								Other
	Otjikoto	Masbate	Libertad	Limon	Fekola	Gramalote	Kiaka	Mineral	Corporate
	Project	Mine	Mine	Mine	Project	Project	Project	Properties	& Other	Total
	$	$	$	$	$	$	$	$	$	$
Gold revenue	141,680	208,641	142,291	61,044	-	-	-	-	-	553,656
Production costs	54,508	119,924	88,082	36,803	-	-	-	-	-	299,317
Depreciation & depletion	39,030	36,232	43,465	25,567	-	-	-	-	267	144,561
Impairment of long- lived assets	-	-	48,876	22,924	-	36,184	-	-	-	107,984
Write-down mineral property interest	363	7,170	-	-	-	-	30	8,532	-	16,095
Current income tax, withholding and other taxes	-	1,454	3,601	624	-	-	-	-	3,492	9,171
Net (loss) income	2,819	32,590	(41,078)	(24,814)	(2,155)	(36,184)	(2,254)	(8,764)	(65,273)	(145,113)
Capital expenditures	38,975	42,746	25,139	22,170	132,437	10,638	2,873	10,839	384	286,201
Total assets	450,587	516,672	145,163	78,446	632,491	41,193	61,610	59,708	38,512	2,024,382

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016 and 2015
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

The Company’s mining interests are located in the following geographical locations:

	2016	2015
	$	$

Mining interests
Mali	923,122	639,780
Philippines	413,113	419,129
Namibia	387,874	396,338
Nicaragua	122,095	171,087
Colombia	82,728	71,111
Burkina Faso	72,422	64,934
Finland	1,642	489
Canada	487	928
Other	597	1,964

	2,004,080	1,765,760

22	Commitments

As at December 31, 2016, the Company had the following commitments (in addition to those disclosed elsewhere in these financial statements):

•	For payments of $40.9 million for Fekola Project equipment and development costs, all of which is expected to be incurred in 2017.
•	For payments of $22.3 million for mobile equipment at the Masbate Mine, $17.8 million of which is expected to be incurred in 2017 and $4.5 million of which is expected to be incurred in 2018.
•	For payments of $8.4 million for mobile equipment at the Otjikoto Mine, all of which is expected to be incurred in 2017.
•	For payments of $3.7 million for a tailings storage facility lift at the Libertad Mine, all of which is expected to be incurred in 2017.

B2GOLD CORP.
MINING INTERESTS SCHEDULE (NOTE 23)
For the year ended December 31, 2016
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

	Cost						Accumulated depreciation				Net carrying value
	Balance at Dec. 31, 2015	Additions	Disposals / write-offs	Reclass	Cumulative translation adjustment	Balance at Dec. 31, 2016	Balance at Dec. 31, 2015	Depreciation	Disposals / write-offs	Balance at Dec. 31, 2016	As at Dec. 31, 2016	As at Dec. 31, 2015
	$	$	$	$	$	$	$	$	$	$	$	$

Property, plant and equipment (depletable)
Otjikoto	437,591	45,880	(882)	(1,211)	-	481,378	(41,810)	(54,270)	382	(95,698)	385,680	395,781
Masbate	472,021	35,128	(1,494)	11,802		517,457	(125,574)	(40,519)	869	(165,224)	352,233	346,447
Libertad	272,295	29,020	(499)	-	-	300,816	(169,721)	(57,001)	234	(226,488)	74,328	102,574
Limon	140,791	10,480	(85)	-	-	151,186	(87,197)	(20,101)	43	(107,255)	43,931	53,594
	1,322,698	120,508	(2,960)	10,591	-	1,450,837	(424,302)	(171,891)	1,528	(594,665)	856,172	898,396
Undeveloped mineral interests
Masbate	72,682	-	-	(11,802)	-	60,880	-	-	-	-	60,880	72,682
Mine under construction
Fekola	631,524	276,776	-	555	-	908,855	-	-	-	-	908,855	631,524
Exploration & evaluation properties (non-depletable)
Kiaka	61,527	3,380	-	-	-	64,907	-	-	-	-	64,907	61,527
Mocoa	28,717	287	-	-	-	29,004	-	-	-	-	29,004	28,717
Calibre	11,252	514	(11,766)	-	-	-	-	-	-	-	-	11,252
Fekola Regional	4,212	5,114	-	-	-	9,326	-	-	-	-	9,326	4,212
Toega	1,812	3,007	-	-	-	4,819	-	-	-	-	4,819	1,812
Other	12,316	7,455	(3,865)	-	-	15,906	-	-	-	-	15,906	12,316
	119,836	19,757	(15,631)	-	-	123,962	-	-	-	-	123,962	119,836
Corporate
Office, furniture & equipment	2,062	(235)	-	-	-	1,827	(1,134)	(206)	-	(1,340)	487	928
	2,148,802	416,806	(18,591)	(656)	-	2,546,361	(425,436)	(172,097)	1,528	(596,005)	1,950,356	1,723,366
Investments in joint ventures (accounted for using the equity method)
Gramalote	41,193	12,531	-	-	-	53,724	-	-	-	-	53,724	41,193
Quebradona	1,201	-	(1,201)	-	-	-	-	-	-	-	-	1,201
	42,394	12,531	(1,201)	-	-	53,724	-	-	-	-	53,724	42,394
	2,191,196	429,337	(19,792)	(656)	-	2,600,085	(425,436)	(172,097)	1,528	(596,005)	2,004,080	1,765,760

B2GOLD CORP.
MINING INTERESTS SCHEDULE (NOTE 23)
For the year ended December 31, 2015
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

	Cost						Accumulated depreciation				Net carrying value
	Balance at Dec. 31, 2014	Acquisition costs/ Additions	Disposals / write-offs	Reclass	Cumulative translation adjustment	Balance at Dec. 31, 2015	Balance at Dec. 31, 2014	Depreciation	Disposals / write-offs	Balance at Dec. 31, 2015	As at Dec. 31, 2015	As at Dec. 31, 2014
	$	$	$	$	$	$	$	$	$	$	$	$
Property, plant and equipment (depletable)
Otjikoto	-	26,098	(363)	411,856	-	437,591	-	(41,810)	-	(41,810)	395,781	-
Masbate	420,644	46,455	(304)	5,226		472,021	(91,706)	(34,068)	200	(125,574)	346,447	328,938
Libertad	296,102	26,552	(50,359)	-	-	272,295	(127,704)	(42,689)	672	(169,721)	102,574	168,398
Limon	142,772	21,042	(23,023)	-	-	140,791	(62,865)	(24,421)	89	(87,197)	53,594	79,907
	859,518	120,147	(74,049)	417,082	-	1,322,698	(282,275)	(142,988)	961	(424,302)	898,396	577,243
Undeveloped mineral interests
Masbate	85,078	-	(7,170)	(5,226)	-	72,682	-	-	-	-	72,682	85,078
Mine under construction
Fekola	-	106,561	-	524,963	-	631,524	-	-	-	-	631,524	-
Otjikoto	430,668	9,877	-	(415,809)	(24,736)	-	-	-	-	-	-	430,668
	430,668	116,438	-	109,154	(24,736)	631,524	-	-	-	-	631,524	430,668
Exploration & evaluation properties (non-depletable)
Fekola	514,965	44,528	(38,483)	(521,010)	-	-	-	-	-	-	-	514,965
Kiaka	58,336	3,221	(30)	-	-	61,527	-	-	-	-	61,527	58,336
Mocoa	28,652	65	-	-	-	28,717	-	-	-	-	28,717	28,652
Calibre	10,022	1,230	-	-	-	11,252	-	-	-	-	11,252	10,022
Pavon	6,238	2,294	(8,532)	-	-	-	-	-	-	-	-	6,238
Fekola Regional	2,954	1,258	-	-	-	4,212	-	-	-	-	4,212	-
Toega	726	1,086	-	-	-	1,812	-	-	-	-	1,812	726
Other	7,112	5,204	-	-	-	12,316	-	-	-	-	12,316	10,066
	629,005	58,886	(47,045)	(521,010)	-	119,836	-	-	-	-	119,836	629,005
Corporate
Office, furniture & equipment	1,768	382	(88)	-		2,062	(955)	(267)	88	(1,134)	928	813
	2,006,037	295,853	(128,352)	-	(24,736)	2,148,802	(283,230)	(143,255)	1,049	(425,436)	1,723,366	1,722,807
Investments in joint ventures (accounted for using the equity method)
Gramalote	66,725	10,652	(36,184)	-	-	41,193	-	-	-	-	41,193	66,725
Quebradona	1,201	-	-	-	-	1,201	-	-	-	-	1,201	1,201
	67,926	10,652	(36,184)	-		42,394	-	-	-	-	42,394	67,926
	2,073,963	306,505	(164,536)	-	(24,736)	2,191,196	(283,230)	(143,255)	1,049	(425,436)	1,765,760	1,790,733